Champion Enterprises, Inc.
Computation of Earnings Per Share


(in 000's, except per share amounts)

                          Three Months Ended   Nine Months Ended
                         September September  September September
                          27, 1997  28, 1996  27, 1997  28, 1996
EARNINGS

Net Income                 $20,561   $20,474   $52,600   $53,362

SHARES USED FOR CALCULATING
EARNINGS PER SHARE

Average Shares Outstanding  46,947    47,461    47,752    47,499

Additional Shares Resulting
  from Assumed Exercise
  of Stock Options           1,469     1,938     1,440     1,851

Total                       48,416    49,399    49,192    49,350

PER SHARE AMOUNTS

Net Income                   $0.42     $0.41     $1.07     $1.08


NOTE: This calculation is submitted in accordance with Securities and Exchange Act of 1934 Release No. 9083.